UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-34738

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District,
Beijing People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On March 3, 2023, Luokung Technology Corp. (NASDAQ: LKCO) (“Luokung” or the “Company”) received formal notice from The Nasdaq Stock Market LLC (“Nasdaq”) that the Nasdaq Hearings Panel (the “Panel”) had granted the Company’s request to continue the listing of its ordinary shares on Nasdaq, subject to the Company evidencing compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”) by April 5, 2023. To evidence compliance with the Bid Price Rule, the Company must evidence a closing bid price of at least $1.00 per share for a minimum of ten consecutive business days. Accordingly, the Company plans to implement a reverse split of its ordinary shares on or about March 21, 2023, at a ratio sufficient to achieve and thereafter maintain compliance with the Bid Price Rule.

As previously reported, the Company earlier received notice from Nasdaq’s Listing Qualifications Department (the “Staff”) that, based upon the Company’s non-compliance with the Bid Price Rule, the Company’s securities were subject to delisting unless the Company timely requested a hearing before the Panel. The Company requested a hearing before the Panel, which was held on March 2, 2023. The Panel’s March 3, 2023 decision followed said hearing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luokung Technology Corp.

Date March 6, 2023	By	/s/ Xuesong Song
Xuesong Song
Chief Executive Officer
(Principal Executive Officer)

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